EAT GOOD DO GOOD, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Eat Good Do Good, Inc.
Fairfax, Virginia

We have reviewed the accompanying financial statements of Eat Good Do Good, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 22, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

EAT GOOD DO GOOD, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 118,588	$ 93,128
Accounts receivable, net	273,118	26,347
Inventory	98,953	61,291
Prepaid expenses and other current assets	5,400	19,299
TOTAL CURRENT ASSETS	496,059	200,065
OTHER ASSETS		
Intangible assets	16,871	18,802
	16,871	18,802
TOTAL ASSETS	$ 512,930	$ 218,867

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 476,922	$ 170,646
Accrued expenses	1,060	4,500
Accrued interest on convertible notes	16,498	
Credit cards payable	55,543	69,962
Notes payable - current portion	103,051	194,667
SBA PPP - Loan	23,200	
Convertible notes payable	-	200,000
TOTAL CURRENT LIABILITIES	676,274	639,775
LONG-TERM LIABILITIES		
EIDL - Loan	109,172	-
Notes payable	420,681	-
Note payables - related party	278,638	229,221
SAFE obligations	50,000	-
TOTAL LONG-TERM LIABILITIES	858,491	229,221
TOTAL LIABILITIES	1,534,765	868,996
SHAREHOLDERS' EQUITY		
Common stock, see note 9	10	-
Additional paid-in capital	147,401	-
Contributed capital		147,411
Accumulated deficit	(1,169,246)	(797,540)
TOTAL SHAREHOLDERS' EQUITY	(1,021,835)	(650,129)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 512,930	$ 218,867

See independent accountant's review report and accompanying notes to financial statements.

EAT GOOD DO GOOD, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 1,537,884	$ 544,566
COST OF GOODS SOLD	1,235,044	470,659
GROSS PROFIT	302,840	73,907
OPERATING EXPENSES		
Advertising and promotion	14,282	47,941
Amortization	1,931	4,023
General and administrative	19,531	18,756
Legal and professional fees	61,963	62,574
Materials and supplies	9,889	-
Office expenses	39,801	15,466
Payroll expenses	117,339	117,396
Selling expenses	306,973	53,233
TOTAL OPERATING EXPENSES	571,709	319,389
NET OPERATING INCOME	(268,869)	(245,482)
OTHER INCOME/(EXPENSES)		
Other income	3,028	-
Interest expense	(105,865)	(44,359)
Other expenses	-	(196)
TOTAL OTHER INCOME/(EXPENSES)	(102,837)	(44,555)
NET LOSS	$ (371,706)	$ (290,037)

See independent accountant's review report and accompanying notes to financial statements.

EAT GOOD DO GOOD, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional	Contributed	Retained Earnings	Total
	Shares	Amount	Paid-in Capital	Capital	(Accumulated Deficit)	
BEGINNING BALANCE, JANUARY 1, 19	-	$ -	-	147,411	$ (507,503)	$ (360,092)
Net loss					(290,037)	$ (290,037)
ENDING BALANCE, JANUARY 1, 2020	-	$ -	$ -	$ 147,411	$ (797,540)	$ (650,129)
Issuance of common stock, in exchange of LLC interest	1,000,000	10	147,401	(147,411)	-	$ -
Net loss	-	-	-	-	(371,706)	(371,706)
ENDING BALANCE, DECEMBER 31, 2020	1,000,000	$ 10	$ 147,401	$ -	$ (1,169,246)	$ (1,021,835)

EAT GOOD DO GOOD, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (371,706)	$ (290,037)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	1,931	4,023
(Increase) decrease in assets:		
Accounts receivable	(246,771)	43,621
Inventory	(37,662)	(59,220)
Prepaid expenses and other current assets	13,899	(19,299)
Increase (decrease) in liabilities:		
Accounts payable	306,276	111,877
Accrued expenses	(3,440)	4,500
Accrued interest	19,070	-
Credit cards payable	(14,419)	3,124
CASH USED FOR OPERATING ACTIVITIES	(332,822)	(201,411)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for creation of capitalized assets	-	(5,450)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(5,450)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of EIDL - Loan	106,600	-
Issuance of SBA PPP - Loan	23,200	-
Conversion of convertible note to note payable	(200,000)	-
Issuance of SAFE obligation	50,000	-
Issuance of convertible note payable	-	200,000
Issuance of notes payable	329,065	100,000
Issuance of notes payable - related party	49,417	-
Principal payments on notes payable	-	(6,551)
CASH PROVIDED BY FINANCING ACTIVITIES	358,282	293,449
NET INCREASE IN CASH	25,460	86,588
CASH AT BEGINNING OF YEAR	93,128	6,540
CASH AT END OF YEAR	$ 118,588	$ 93,128
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 89,367	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Eat Good Do Good, Inc. dba TaDah Foods (the "Company") was incorporated in the State of Delaware on November 23, 2020. The Company previously was registered in the State of Virginia as a limited liability company and doing business as TaDah Food. In 2020, the Company converted from a limited liability company in the State of Virginia to a C Corporation in the State of Delaware. The Company's mission is to create inventive high-quality, East Mediterranean cuisine that inspires passion and wonderment in every bite in order to help fund non-profit organizations that they are passionate about.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from their product.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company has recorded $6,047 and $13,873, respectively as an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $98,953 and $61,291, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of design costs, patents, and trademarks. Intangible assets are amortized over the useful life of the asset. Amortization expense for the period ending December 31, 2020 and 2019, was $1,931 and $4,023, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Effective during 2020, the Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Prior to 2020, the Company was taxed as a Partnership for federal tax purposes.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Virginia.

1.　　**Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1　　　　- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2　　　　- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3　　　　- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling consumable products. The Company's payments are generally collected upfront. For the years ending December 31, 2020, and 2019, the Company had recognized sales of $1,537,884 and $544,566, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting,* or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Convertible Notes**</u>

In August 2019, two convertible notes payable were issued for a total of $200,000, with 6% APRs, due to either convert to equity or be repaid along with accrued interest in August 2020. In August 2020, these notes were converted to a single, three-year amortizing note payable with a new maturity date in 2023.

4.   <u>**SAFE Obligations**</u>

During 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. As of December 31, 2020, the

4.   <u>SAFE Obligations (continued)</u>

Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

5.   <u>Notes Payable – Related Parties</u>

Since inception, related parties have provided loans to the Company valued at $278,638 as of December 31, 2020 and $229,221 as of December 31, 2019. Interest is accrued annually at 3.5% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6.   <u>Notes Payable</u>

Debt consisted of the following at December 31, 2020:

Contract note payable; interest at 13% per annum, maturing in September 2021, weekly payment of $1,200, uncollateralized.	$ 47,860
Contract note payable; interest at 3.5% per annum, no maturity date, no minimum monthly payments, due when cash flows permit, uncollateralized	90,872
Contract note payable; interest at 4% per annum, maturing in September 2020, monthly payment of $0 - $15,000, uncollateralized.	185,000
Contract note payable; interest at 11% per annum, maturing in October 2023, monthly payments of $1,060 - $12,563, uncollateralized.	200,000
Less: Current portion of notes payable	103,051
Long term portion of notes payable	420,681

Maturity of the note payable is as follows:

December 31, 2021	$ 103,051
December 31, 2022	240,429
Thereafter	180,252
	$ 523,732

6. **Notes Payable (continued)**

Debt consisted of the following at December 31, 2019:

Contract note payable; interest at 13.2% per annum, maturing in December 2020, weekly payment of $2,177, noncollateralized.	$ 98,302
Contract note payable; interest at 0% per annum, maturing in August 2020, monthly payment of $0, noncollateralized.	88,929
Contract note payable; interest at 24.00% per annum, maturing in May 2020, monthly payment of $1,075, noncollateralized.	7,436
Less: Current portion of notes payable	194,667
Long term portion of notes payable	-

7. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $23,200 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note.

7.   **SBA PPP Loan (continued)**

The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

8.   **Note Payable – SBA EIDL Loan**

In 2020, the Company received a Small Business Administration, Economic Injury Disaster Loan in the amount of $106,700. This loan carries a 3.5% interest rate, with payments deferred for the first year of the loan. The loan is a thirty-year loan.

Maturity of the note payable is as follows:

December 31, 2021	$ 334
December 31, 2022	1,875
December 31, 2023	1,947
December 31, 2024	2,010
Thereafter	103,006
	$ 109,172

9.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 shares, at $0.0001 par value per share. On November 23, 2020, the Company converted from Eat Good Do Good, LLC to Eat Good Do Good, Inc. During the conversion, the members of the limited liability company exchanged their ownership interest in the Company for 100,000 shares of Eat Good Do Good, Inc. As of December 31, 2020, there were 100,000 shares of common stock issued and outstanding.

10.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company originally formed in 2010 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11.   **Subsequent Events**

On February 16, 2021, the Company was notified of a class action lawsuit against the Company in the Circuit Court of the City of St. Louis, Missouri alleging the Company's packaging was deceptive. The firm representing the Plaintiff has filed dozens of similar lawsuits and makes a practice of bringing such claims.

12.   <u>**Subsequent Events (continued)**</u>

The Company believes the claims are the product of an individual or individuals seeking a monetary settlement. Prior to the suit being filed, the Company had already changed its packaging in mid-2020 and modified the subject language. The Company is in the process of retaining counsel to respond to the suit. While the ultimate outcome of the suit cannot be predicted at this time, the Company stands by its claim of delivering a high-quality product to consumers seeking a plant-based alternative to traditional meat products.

The Company has evaluated subsequent events through February 22, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.